Exhibit 99.1      Press Release







PRESS RELEASE
February 28, 2003

                                For further information contact:
                                David M. Bradley
                                Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                825 Central Avenue
                                Fort Dodge, Iowa 50501
                                515-576-7531

             NORTH CENTRAL BANCSHARES, INC. INCREASES DIVIDEND 16.7%

David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. (the "Company") announced today that the Company declared a regular quarterly cash dividend of $0.21 per share on the Company's common stock for the fiscal quarter ended March 31, 2003. This amount is an increase of 16.7% compared to the previous dividend rate. The dividend will be payable to all stockholders of record as of March 17, 2003 and will be paid on April 7, 2003.

Since 1997, North Central Bancshares annual dividends have increased from $0.25 per share to $0.84 per share, an increase of 236%.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 9 full service locations in Fort Dodge, Nevada, Ames, Burlington, Mount Pleasant, Perry and Ankeny, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".